SCHEDULE 13G
CUSIP NO. 032515108	PAGE 1 OF 9 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

ANADIGICS, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

032515108
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 2 OF 9 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Global Master Fund Ltd.
98-0448776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)☐
(B)☐ (See Item 6)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	5 SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH	6 SHARED VOTING POWER
REPORTING
PERSON	-0-
WITH:
7 SOLE DISPOSITIVE POWER

-0-

8 SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 3 OF 9 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Convertible Bond Master Fund, Ltd.
98-0585637

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)☐
(B)☐ (See Item 6)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	5 SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH	6 SHARED VOTING POWER
REPORTING
PERSON	-0-
WITH:
7 SOLE DISPOSITIVE POWER

-0-

8 SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 4 OF 9 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Investment Management, LLC
13-4092583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)☐
(B)☐ (See Item 6)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5 SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH	6 SHARED VOTING POWER
REPORTING
PERSON	-0-
WITH:
7 SOLE DISPOSITIVE POWER

-0-

8 SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 5 OF 9 PAGES

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Mikhail A. Filimonov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)☐
(B)☐ (See Item 6)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.
NUMBER OF	5 SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH	6 SHARED VOTING POWER
REPORTING
PERSON	-0-
WITH:
7 SOLE DISPOSITIVE POWER

-0-

8 SHARED DISPOSITIVE POWER

-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 6 OF 9 PAGES

Item 1(a).	Name of Issuer:

ANADIGICS, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

141 Mt. Bethel Road
Warren, New Jersey 07059

Item 2(a).	Names of Persons Filing:

Alexandra Global Master Fund Ltd. ("Alexandra Global Fund")
Alexandra Convertible Bond Master Fund, Ltd. (“Alexandra
Convertible Fund”)
Alexandra Investment Management, LLC ("AIM")
Mikhail A. Filimonov ("Filimonov")

Item 2(b).	Address of Principal Business Office:

Alexandra Global Fund – Citco Building, Wickams Cay, P.O.
Box 662, Road Town, Tortola, British Virgin Islands
Alexandra Convertible Fund – Citco Building, Wickams Cay,
P.O. Box 662, Road Town, Tortola, British Virgin Islands
AIM – 780 Third Avenue, 35th Floor, New York,
New York 10017
Filimonov – 780 Third Avenue, 35th Floor, New York,
New York 10017

Item 2(c).	Place of Organization or Citizenship:

Alexandra Global Fund – British Virgin Islands
Alexandra Convertible Fund – British Virgin Islands
AIM – Delaware
Filimonov – U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 032515108

Item 3.	This Schedule is filed pursuant to Rule 13d-1(c) byAlexandra Global Fund, Alexandra Convertible Fund, AIM and Filimonov

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Alexandra Global Fund: -0-
Alexandra Convertible Fund: -0-
AIM: -0-
Filimonov: -0-

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 7 OF 9 PAGES

(b)	Percent of Class:

Alexandra Global Fund: -0-
Alexandra Convertible Fund: -0-
AIM: -0-
Filimonov: -0-

(c)	Number of Shares as to which the Person has:

(i)	sole power to vote or to directthe vote

-0-

(ii)	shared power to vote or to direct the vote:

-0-

(iii)	sole power to dispose or to direct thedisposition of

-0-

(iv)	shared power to dispose or to direct thedisposition of

-0-

* AIM serves as investment advisor to Alexandra Global Fund and Alexandra Convertible Fund.  By reason of such relationships, AIM may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra Global Fund and Alexandra Convertible Fund.  AIM disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra Global Fund and Alexandra Convertible Fund or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of AIM.  By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by AIM.  Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by AIM or any other person reporting on this Schedule.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary whichAcquired the Security Being Reported on by the Parent Holding Company:

Not applicable

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 8 OF 9 PAGES

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of May 21, 2009, by and among Alexandra Global Fund, Alexandra Convertible Fund, AIM and Filimonov (incorporated herein by reference to the exhibit with the same number filed with the Schedule 13G by the persons reporting on this Amendment No. 1).

SCHEDULE 13G
CUSIP NO. 032515108	PAGE 9 OF 9 PAGES

SIGNATURE

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated as of February 16, 2010

ALEXANDRA GLOBAL MASTER FUND LTD.

By:	ALEXANDRA INVESTMENT MANAGEMENT, LLC,
its Investment Advisor

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

ALEXANDRA CONVERTIBLE BOND MASTER FUND, LTD.

By:	ALEXANDRA INVESTMENT MANAGEMENT, LLC,
its Investment Advisor

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

ALEXANDRA INVESTMENT MANAGEMENT, LLC

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

/s/ Mikhail A. Filimonov
Mikhail A. Filimonov